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SEC FILE NUMBER
8-42883

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2021 (MM/DD/YY) AND ENDING 09/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Buttonwood Partners, Inc

SEC Mail Processing Section NOV 2 3 2022 Washington DC 413

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

701 Deming Way Suite 100
(No. and Street)

Madison (City) WI (State) 53717 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tami Strang (Name) 608-827-6400 (Area Code – Telephone Number) tami@btnwd.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road Suite 270 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

03/04/2009 (Date of Registration with PCAOB)(if applicable) 3381 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gregory S. Rademacher, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Buttonwood Partners, Inc., as of 9/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JODIE A. MCLELLAN NOTARY PUBLIC STATE OF WISCONSIN

Signature: Gregory Rademacher

Title: President

Notary Public

My commission expires 3.29.26

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Buttonwood Partners, Inc.
Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended September 30, 2022

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Buttonwood Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Buttonwood Partners, Inc. (the Company) as of September 30, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I and Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Buttonwood Partners, Inc.'s auditor since 2022.
Walnut Creek, California
November 18, 2022

BUTTONWOOD PARTNERS, INC.

Statement of Financial Condition
September 30, 2022

ASSETS

Assets		
Cash	$	66,880
Due from Clearing Broker		109,112
Deposit with Clearing Broker		75,000
Furniture and Equipment, net		28,312
Right of use asset		318,556
Total Assets	$	597,860

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued Commissions	$	68,575
Accounts Payable		20,110
Due to Related Parties		96
Lease liability		318,556
Total Liabilities		407,337
Stockholders' Equity		
Common Stock, $1 par value; 56,000 shares authorized, 1,800 shares issued and outstanding		1,800
Additional Paid-In Capital		178,200
Retained Earnings		10,523
Total Stockholders' Equity		190,523
Total Liabilities and Stockholders' Equity	$	597,764

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.

Statement of Operations
Year Ended September 30, 2022

Revenues:		
Commissions	$	1,613,757
Commissions - Other		305,400
Investment Advisory Fees		135,989
Reimbursable Expenses – Related Party		120,095
Interest and Other Income		23,213
Total Revenues		2,198,454
Expenses:		
Compensation and Benefits		1,677,533
Clearing Expenses		86,304
Occupancy		123,312
Quotation Services		17,384
Licenses and Regulatory Fees		23,951
Other		266,058
Total Expenses		2,194,542
Net Income before Provision for Income Taxes		3,912
Provision for income taxes		(8,039)
Net (Loss)	$	(4,127)

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.

Statement of Changes in Stockholders' Equity
Year Ended September 30,2022

	Common Stock	Additional Paid In Capital	Retained Earnings/ Accumulated Deficit	Total Stockholders' Equity
Balance, September 30, 2021	$ 1,800	$ 178,200	$ 14,650	$ 194,650
Net Loss	---	---	(4,127)	(4,127)
Balance, September 30, 2022	$ 1,800	$ 178,200	$ 10,523	$ 190,523

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.

Statement of Cash Flows
Year Ended September 30, 2022

Cash Flows from operating activities:		
Net loss	$	(4,127)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		4,705
Amortization of right of use asset		123,312
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Due from Clearing Broker		19,150
Due from Related parties		205
Accounts payable		(4,561)
Accrued Commissions		(6,403)
Lease Liability		(123,312)
Net Cash provided by operating activities		8,969
Cash flows from investing activities:		
Purchase of Fixed Assets		(5,231)
Net cash used in investing activities		(5,231)
Increase in cash		3,738
Cash beginning of year		63,142
Cash end of year	$	66,880
Supplemental disclosures of cash:		
Interest Paid		$181
Taxes paid		$2,515

The accompanying notes to financial statements are an integral part of these statements.

Business Activity

Buttonwood Partners, Inc. (the "Company") was formed in Wisconsin on March 7, 1990, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Madison, Wisconsin.

The Company is engaged in business as a securities broker- dealer, that is authorized to provide several classes of services. The Company is currently primarily engaged in providing brokerage services to individual customers in the Midwest and it clears most transactions with and for customers on a fully-disclosed basis through its clearing broker.

Method of Accounting

The Company utilizes the accrual method of accounting for financial statement purposes.

Cash

Cash includes a non-interest bearing checking account.

Revenue Recognition

Commissions consist of client transactions that are fully introduced to the Company's clearing broker on behalf of its client. Commission revenue is earned on equity securities and mutual funds sales. Commissions revenue and related clearing expenses are recorded on a trade-date basis. The Company also earns ongoing 12b-1 fees, or trailing commissions, which are recognized in the period received, and corresponds to the Company's satisfaction of its customer relations and market realization performance obligations.

Commissions - Other consists of direct commissions earned on equity securities, mutual funds sales, and the sale of 529 Plans. The Company also earns ongoing 12b-1 fees, or trailing commissions. These commissions are recorded when received. Generally accepted accounting principles requires the Company to record commissions revenue on a trade-date basis. However, the Company records Commissions-Other on a cash basis. The difference between trade-date and cash basis is immaterial to the financial statements.

Investment advisory fees are recognized as the Company completes its services performance obligations in accordance with the terms of its customer agreements. These fees are typically collected quarterly in advance based on the agreed percentage of the customer's assets under management. As of September 30, 2022, there are no open contract balances as fee collection coincides with calendar quarters.

Interest income is recognized as earned according to the terms.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended September 30, 2022 was $7,580.

Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30,2022, the Company's net capital and required net capital were $162,211 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was .55 to 1.

Deposit with Clearing Broker-Dealer

In accordance with the agreement with its clearing broker, National Financial Services, LLC (NFS), the Company maintains a cash deposit with NFS in the amount of $75,000. The Company is dependent on NFS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

Furniture and Equipment

Furniture and equipment consisted of the following at September 30, 2022:

		Useful Lives
Office equipment	$ 84,169	5-10
Furniture and fixtures	41,957	5-10
Artwork	9,137	5-10
	135,263	
Less accumulated depreciation	(106,951)	
	$ 28,312	

Depreciation expense for the year ended September 30,2022 was $4,705.

Commitments

Leases

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non- cancelable operating lease is set to expire on April 30, 2025.
The components of lease cost for the year ended September 30, 2022 are as follows:

Operating lease costs	$ 123,312
Total lease costs	$ 123,312

Amounts reported in the Statement of Financial Condition as of September 30, 2022 are as follows:
Operating leases:

Right-of-use asset	$ 318,556
Lease liability	318,556

Maturities of lease liability under the non-cancelable operating lease as of September 30, 2022 are:

2023	123,312
2024	123,312
2025	71,932
Total undiscounted lease payments	$ 318,556
Less imputed interest	-
Total lease liability	$ 318,556

Employee Benefit Plan

The Company provides a Simplified Employee Pension Plan (the Plan) with a salary reduction option for its employees. Under the Plan, employees must be at least 21 years of age and have worked for the Company for at least six months to be eligible to participate. Each eligible employee may defer up to 25 percent of their compensation, not to exceed the annual exclusion limit. The Company makes a contribution of 7 percent of each eligible employee's compensation. The Company's contribution to the Plan totaled $95,627 for the year ended September 30,2022.

Related-Party Activity

The Company provided non-broker related office expenses and employee services to Sycamore Investment Consulting Services, LLC, an affiliated investment consulting firm ("Affiliate"). Sycamore's partners share common ownership with Buttonwood Partners. The Company received reimbursement for providing such services of $120,095 from the Affiliate for the fiscal year ended September 30, 2022. This amount is recorded as income in the Statement of Operations.

During the year ended September 30, 2022 the Company incurred operating expenses on behalf of its Affiliate. The Company is responsible for tracking the operating expenses and collecting them from the Affiliate. The Affiliate is obligated to reimburse the Company for the operating expenses that were tracked during the year. As of September 30, 2022, $(96) is due to the Affiliate for such costs and presented as Due to Related Parties on the Statement of Financial Condition.

Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, NFS, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the
clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or it's clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash
balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management it is more likely than not that some pertain of all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of change in tax laws and rates on the date of enactment.

The FASB provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense and liability in the current year. For the year ended September 30, 2022, management has determined that there is a taxable gain of $6,313 and accordingly, has recorded a liability of

$3,800 for state and federal taxes which has been classified as an accounts payable.

The Company is no longer subject to U.S, federal or state tax return examinations for years before September 30, 2019 and September 30, 2018, respectively.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending September 30, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of September 30, 2022.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Schedule I
September 30, 2022

Computation of Aggregated Indebtedness and Net Capital Under SEC Rule 15c3-1

Aggregate Indebtedness		
Accrued Commissions		$ 68,575
Due To Related Parties		96
Accounts payable		20,110
Total Aggregate Indebtedness		88,781
Minimum required net capital (6 2/3% of aggregate indebtedness)		$ 5,919
Computation of Basic Net Capital Requirement:		
Stockholders' equity	$	190,523
Deductions:		
Furniture and equipment		(28,312)
Total nonallowable assets		(28,312)
Net Capital		162,221
Greater of $50,000 or minimum net capital requirement of $5,919		50,000
Capital in excess of minimum requirement	$	112,211
Ratio of aggregate indebtedness to net capital		.55 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company is exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under paragraphs (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund, insurance, and investment management companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Buttonwood Partners, Inc.
Pursuant to Rule 17 C.F.R 15c3-3(k)
Report on Exemption Provisions
For the Year Ended September 30, 2022

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Buttonwood Partners, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Buttonwood Partners, Inc. (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) and as a Non-Covered Firm for it subscription-way business, and (2) the Company stated that the Company met the identified exemption provision throughout the year ended September 30, 2022, without exception.

The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and as a Non-Covered Firm.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
November 18, 2022

Exemption Report

This is to certify that, to the best of my knowledge and belief:

Buttonwood Partners, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption under provision 17 C.F. R. section 240.15c3-3 (k)(2)(ii) as the Company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

The Company claimed an exemption as a Non-Covered Firm for its subscription-way sale of mutual fund, insurance, and other investment products. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified exemptions throughout the year ended September 30, 2022 without exceptions.

Thank you,

Gregory Rademacher

Gregory Rademacher, President

Buttonwood Partners, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended September 30, 2022

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Buttonwood Partners, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2022. Management of Buttonwood Partners, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2022, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
November 18, 2022

Buttonwood Partners, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2022

	Amount
Total assessment	$ 517
SIPC-6 general assessment Payment made on April 28, 2022	(171)
SIPC-7 general assessment Payment made on October 25, 2022	(346)
Total assessment balance (overpayment carried forward)	$ -